FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 21, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES PREPARATION FOR EQUITY OFFERING IN ISRAEL

Netanya, Israel – June 21, 2018 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (the "Company") announced that its Board of Directors has instructed the Company to prepare for a potential offering of ordinary shares in an aggregate amount of approximately NIS 200 million and options to purchase ordinary shares in an aggregate amount of approximately NIS 100 million, to the public in Israel only.

The Company's controlling shareholder has informed the Company that if such offering will be effected by the Company, the Company's controlling shareholder intends to purchase such securities at least in an amount that shall allow it to keep its current voting rights in the Company.

The execution, timing, terms and amount of such contemplated offering have not yet been determined and are subject to further approval of the Company's Board of Directors, publication of a supplemental offering report and the prior approval of the Tel Aviv Stock Exchange of the supplemental offering report. There is no assurance that such offering will be executed, nor as to its timing, terms or amount.

For additional details regarding the holdings in the Company's outstanding share capital, see the Company's annual report on Form 20-F for the year ended December 31, 2017, filed on March 26, 2018 under "Item 7. Major Shareholders and related party transactions – A. Major Shareholders".

The contemplated offering described in this press release will be made, if made, only in Israel and only to residents of Israel. The said securities will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.822 million cellular subscribers (as at March 31, 2018) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD

Date: June 21, 2018	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary